UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

tronc, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89703P107

(CUSIP Number)

McCormick Media LLC

c/o Sargent M. McCormick
332 S. Michigan Avenue, Suite 1032M-147

Chicago, IL 60604

760-805-8225

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 5, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89703P107

1	NAME OF REPORTING PERSON

McCormick Media LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
	7	SOLE VOTING POWER

NUMBER OF		None
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		None
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

OO

1

CUSIP No. 89703P107

1	NAME OF REPORTING PERSON

Sargent M. McCormick
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
	7	SOLE VOTING POWER

NUMBER OF		None
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		None
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP No. 89703P107

1	NAME OF REPORTING PERSON

John T. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
	7	SOLE VOTING POWER

NUMBER OF		None
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		None
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

IN

3

CUSIP No. 89703P107

1	NAME OF REPORTING PERSON

Ronald P. (Clancy) Woods
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
	7	SOLE VOTING POWER

NUMBER OF		None
SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None
EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH		None
	10	SHARED DISPOSITIVE POWER

None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

None
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

IN

4

Explanatory Note

This Schedule 13D/A (the “Amendment”) constitutes Amendment No. 1 to the Reporting Persons’ Schedule 13D initially filed on April 23, 2018 (the “Original Schedule 13D”). Except as amended herein, the information set forth in the Original Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On June 5, 2018, the Securities Purchase Agreement dated as of April 13, 2018 (the “Purchase Agreement”) among Merrick Media, LLC (“Media Seller”), Merrick Venture Management, LLC (“Venture Seller”) and Michael W. Ferro, Jr. (“MWF,” and collectively with Media Seller and Venture Seller, the “Sellers”) and McCormick Media LLC (“Buyer”), was terminated according to its terms.  As a result, none of the transactions contemplated by the Purchase Agreement will be consummated, including the sale of 9,701,529 shares of tronc, Inc. (“Issuer”) common stock, par value $0.01, to Buyer. Thus, Buyer is no longer obligated to pay the purchase price described in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

On June 5, 2018, the Sellers terminated the Purchase Agreement due to Buyer’s failure to acquire sufficient financial resources to consummate the transactions contemplated by, and to perform its obligations under, the Purchase Agreement (including the payment of the purchase price for the 9,701,529 shares of Issuer common stock, par value $0.01, pursuant to the Purchase Agreement). As a result, none of the transactions contemplated by the Purchase Agreement will be consummated.

Except as disclosed above, none of the Reporting Persons currently has any plans or proposals which relate to or would result in any of the actions specified in (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated as follows:

(a), (b) The information required by this item with respect to each Reporting Person is set forth in Rows 7 through 11 and 13 of each cover page to this Amendment and is incorporated herein by reference.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of the Original Schedule 13D, has effected any transactions in Issuer’s common stock during the past 60 days.

(d) Not applicable.

(e) As a result of the termination of the Purchase Agreement, each Reporting Person ceased to be the beneficial owner of more than five percent of the shares of common stock of the Issuer on June 5, 2018.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented with information set forth under Items 4 and 5 above, which is incorporated by reference herein.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

June 7, 2018	McCormick Media LLC

	By:	/s/ Sargent M. McCormick
	Name:	Sargent M. McCormick
	Title:	Manager

/s/ Sargent M. McCormick
Sargent M. McCormick

/s/ John T. Lynch
John T. Lynch

/s/ Ronald P. Clancy Woods
Ronald P. (Clancy) Woods

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